SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 2 TO

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              MEDCATH INCORPORATED
                              (Name of the Issuer)

                             MCTH ACQUISITION, INC.

                             MEDCATH HOLDINGS, INC.




                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                                PATRICK J. WELSH
                                 ANDREW M. PAUL
                               STEPHEN R. PUCKETT
                                   DAVID CRANE
                            CHARLES W. (TODD) JOHNSON
                                 RICHARD J. POST


                              MEDCATH INCORPORATED
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   0005840501
                      (CUSIP Number of Class of Securities)
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


             Edward A. Gilhuly                     Paul B. Queally                     Stephen R. Puckett
        c/o MedCath Holdings, Inc.           c/o MedCath Holdings, Inc.               MedCath Incorporated
       Kohlberg Kravis Roberts & Co.       Welsh, Carson, Anderson & Stowe        7621 Little Avenue, Suite 106
      2800 Sand Hill Road, Suite 200               320 Park Avenue               Charlotte, North Carolina 28226
       Menlo Park, California 94025           New York, New York 10022                   (704) 541-3228
              (650) 233-6560                       (212) 893-9500


                                 WITH COPIES TO:

          Gary I. Horowitz, Esq.              Karen C. Wiedemann, Esq.                Richard W. Cass, Esq.
        Simpson Thacher & Bartlett      Reboul, MacMurray, Hewitt, Maynard &        Wilmer Cutler & Pickering
           425 Lexington Avenue                        Kristol                         2445 M Street, N.W.
         New York, New York 10017               45 Rockefeller Plaza                  Washington, D.C. 20037
              (212) 455-2000                  New York, New York 10111                    (202) 663-6000
                                                   (212) 841-5700


This statement is filed in connection with (check the appropriate box):
a. X The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934. [X]
b. The filing of a registration statement under the Securities Act of 1933.
c.     A tender offer.
d.     None of the above.


Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]


                                 CALCULATION OF FILING FEE


   =============================================================== ====================
   --------------------------------------------------------------- --------------------
   Transaction Value*                                               Amount of Filing
                                                                           Fee
   --------------------------------------------------------------- --------------------
   $224,454,676. . . . . . . . . . . . . . . . . . . . . . . . .         $44,891

   =============================================================== ====================
  * For purposes of calculating the fee only.  Assumes purchase of 11,807,571 shares of Common Stock, par value $.01 per share, of MedCath Incorporated at $19.00 per share.


         Check box if any of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [X]
            Amount previously paid:  $44,891
            Form or registration no.:  Preliminary Proxy Statement on
                                         Schedule 14A
            Filing party:  MedCath Incorporated
            Dates filed:    April 15, 1998, June 2, 1998 and June 22, 1998

     This Amendment No. 2 to Rule 13e-3 Transaction Statement as so amended, (the "Statement") is being filed in connection with the filing by MedCath Incorporated ("MedCath" or the "Company") with the Securities and Exchange Commission (the "Commission") on June 22, 1998 of a revised preliminary Proxy Statement on Schedule 14A (as amended, the "Proxy Statement") in connection with a special meeting of the shareholders of MedCath. At such meeting, the shareholders of MedCath will vote upon, among other things, the adoption of an Agreement and Plan of Merger dated as of March 12, 1998 (the "Merger Agreement") by and among MedCath, MCTH Acquisition, Inc. and MedCath Holdings, Inc., pursuant to which MCTH Acquisition, Inc., a wholly-owned subsidiary of MedCath Holdings, Inc., will be merged with and into MedCath.

         The following cross reference sheet is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Schedule 14A which is attached hereto as Exhibit (d)(3), including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement.


                              CROSS REFERENCE SHEET


                                                                CAPTION OR LOCATION IN THE
ITEM IN SCHEDULE 13E-3                                               PROXY STATEMENT

Item 1(a)                              Outside Front Cover Page;



                                       3

                                       4

                                       "Introduction"; "Summary--Parties to the Merger"
Item 1(b)                              Outside Front Cover Page; "Summary--Record Date and Quorum"; "--Market Prices
                                       of Common Stock and Dividends"
Item 1(c)                              "Summary--Market Prices of Common Stock and Dividends"
Item 1(d)                              "Summary--Market Prices of Common Stock and Dividends"
Item 1(e)                              "Summary--Market Prices of Common Stock and Dividends"
Item 1(f)                              None
Item 2(a)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent,
                                       the Acquiror and Other Affiliates"
Item 2(b)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent,
                                       the Acquiror and Other Affiliates"
Item 2(c)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent,
                                       the Acquiror and Other Affiliates"
Item 2(d)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent,
                                       the Acquiror and Other Affiliates"
Item 2(e)                              None
Item 2(f)                              None
Item 2(g)                              "Summary--Parties to the Merger"; "Certain Information Concerning the Parent,
                                       the Acquiror and Other Affiliates"
Item 3(a)(1)                           None
Item 3(a)(2)                           "Summary--Conflicts of Interest"; "--Certain Effects of the Merger";
                                       "Special Factors--Background of the Merger"; "--Conflicts of Interest";
                                       "--Certain Effects of the Merger"
Item 3(b)                              "Summary--Conflicts of Interest"; "--Certain Effects of the Merger";
                                       "Special Factors--Background of the Merger"; "--Conflicts of Interest";
                                       "--Certain Effects of the Merger"
Item 4(a)                              "Introduction"; "Summary--The Merger"; "--Effective Time of the Merger

                                       5


                                       and Payment for Shares"; "--Certain Effects of the Merger"; "--Conditions to
                                       the Merger, Termination and Expenses"; "--Rights of Dissenting Shareholders";
                                       "The Merger"; "Rights of Dissenting Shareholders"; Appendix A
Item 4(b)                              "Introduction"; "Summary--Purpose of the Special Meeting"; "--Parties to the
                                       Merger"; "--Purpose and Reasons of the Affiliates for the Merger";
                                       "--Conflicts of Interest"; "--Rights of Dissenting Shareholders"; "Special
                                       Factors--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts
                                       of Interest"; "--Certain Effects of the Merger"; "The Merger--Termination
                                       Fee"; "Rights of Dissenting Shareholders"
Item 5(a), (b)                         "Summary--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts
                                       of Interest"; "--Certain Effects of the Merger";
                                       "--Financing of the Merger"; "Special Factors--Background of the Merger";
                                       "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts of
                                       Interest"; "--Certain Effects of the Merger"; "--Conduct of MedCath's
                                       Business After the Merger"
Item 5(c)                              "Special Factors--Conduct of MedCath's Business After the Merger"
Item 5(d)                              "Summary--Financing of the Merger"; "--Market Prices of Common Stock and
                                       Dividends"; "The Merger--Financing"; "Summary--Conflicts of Interest";
                                       "Special Factors--Conflicts of Interest"
Item 5(e)                              "Summary--Financing of the Merger"; "--Certain Effects of the Merger";
                                       "Special Factors--Certain Effects of the Merger"; "--Conduct of MedCath's Business
                                       After the Merger"; "The Merger--Financing"
Item 5(f), (g)                         "Summary--Certain Effects of the Merger"; "Special Factors--Certain Effects
                                       of the Merger"
Item 6(a)                              "Summary--Financing of the Merger"; "The Merger--Financing"
Item 6(b)                              "The Merger--Expenses of the Transaction"
Item 6(c)                              "Summary--Financing of the Merger"; "The Merger--Financing"
Item 6(d)                              Not applicable
Item 7(a)-(c)                          "Summary"; "Special Factors--Background of the Merger"; "--The Special
                                       Committee's and the Board's Recommendation"; "--Opinion of Financial
                                       Advisor"; "--Purpose and Reasons of the Affiliates for the Merger"; "--Conflicts
                                       of Interest"
Item 7(d)                              "Summary--The Merger"; "--Purpose and Reasons of the Affiliates for the
                                       Merger"; "--Certain Effects of the Merger"; "--Federal Income Tax
                                       Consequences"; "--Accounting Treatment"; "--Financing of the Merger";
                                       "--Rights of Dissenting Shareholders"; "Special Factors--Background of the
                                       Merger"; "--Purpose and Reasons of the Affiliates for the Merger";
                                       "--Conflicts of Interest"; "--Certain Effects of the Merger"; "--Conduct of
                                       MedCath's Business After the Merger"; "The Merger--Financing"; "--Accounting
                                       Treatment"; "Rights of Dissenting Shareholders"; "Federal Income Tax
                                       Consequences"; "Principal Shareholders and Stock Ownership of Management"
Item 8(a), (b)                         "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion
                                       of Financial Advisor"; "--Position of the Affiliates as to Fairness of the
                                       Merger"; "--Conflicts of Interest"; "--Rights of Dissenting Shareholders";
                                       "Special Factors--Background of the Merger"; "--The Special Committee's and
                                       the Board's Recommendation"; "--Opinion of Financial Advisor"; "--Position of
                                       the Affiliates as to Fairness of the

                                       6

                                       Merger"; "--Conflicts of Interest"; "Rights of Dissenting Shareholders"
Item 8(c)                              "Introduction"; "Summary--Vote Required"; "Special Factors--The Special
                                       Committee's and the Board's Recommendation"; "The Special Meeting--Voting
                                       Procedures"; "The Merger--Conditions"
Item 8(d)                              "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion
                                       of Financial Advisor"; "Special Factors--Background of the Merger"; "--The
                                       Special Committee's and the Board's Recommendation"; "--Opinion of Financial
                                       Advisor"
Item 8(e)                              "Summary--The Special Committee's and the Board's Recommendation";
                                       "--Conflicts of Interest"; "Special Factors--The Special Committee's and the
                                       Board's Recommendation"; "--Conflicts of Interest"
Item 8(f)                              None
Item 9(a)-(c)                          "Summary--The Special Committee's and the Board's Recommendation"; "--Opinion
                                       of Financial Advisor"; "Special Factors--The Special Committee's and the
                                       Board's Recommendation"; "--Opinion of Financial Advisor"; Appendix B
Item 10(a)                             "Summary--Conflicts of Interest"; "Special Factors--Conflicts of Interest";
                                       "Principal Shareholders and Stock Ownership of Management"
Item 10(b)                             None
Item 11                                "Summary--Vote Required"; "--Parties to the Merger"; "--Conflicts of
                                       Interest"; "--Financing of the Merger"; "Special Factors--Background of the
                                       Merger"; "--Conflicts of Interest"; "--Certain Effects of the Merger"; "The
                                       Merger--Financing"
Item 12(a), (b)                        "Introduction"; "Summary--Vote Required"; "--Purpose and Reasons of the
                                       Affiliates for the Merger"; "--The Special Committee's and the Board's
                                       Recommendation"; "Special Factors--Purpose and Reasons of the
                                       Affiliates for the Merger"; "--The Special Committee's and the Board's
                                       Recommendation"; "The Special Meeting--Voting Procedures"
Item 13(a)                             "Summary--Rights of Dissenting Shareholders"; "Rights of Dissenting
                                       Shareholders"; Appendix C
Item 13(b)                             Not applicable
Item 13(c)                             Not applicable
Item 14(a)                             "Selected Consolidated Financial Data"; "Incorporation of Certain Documents
                                       by Reference"
Item 14(b)                             Not applicable
Item 15(a)                             "Summary--Parties to the Merger"; "--Conflicts of Interest"; "--Financing of
                                       the Merger"; "Special Factors--Conflicts of Interest"; "The Special
                                       Meeting--Proxy Solicitation"; "The Merger--Termination Fee"; "--Financing";
                                       "--Expenses"
Item 15(b)                             "The Special Meeting--Proxy Solicitation"
Item 16                                Proxy Statement
Item 17(a)-(f)                         Not applicable


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.


         (a) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Introduction" and "Summary--Parties to the Merger" of the Proxy Statement is incorporated herein by reference

         (b) The information set forth on the cover page to the Proxy Statement and in the sections entitled "Summary--Record Date and Quorum" and "--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Summary--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the section entitled "Summary--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the section entitled "Summary--Market Prices of Common Stock and Dividends" of the Proxy Statement is incorporated herein by reference.


         (f)  None.

ITEM 2.  IDENTITY AND BACKGROUND.


         (a)-(d), (g) The information set forth in the sections entitled "Summary--Parties to the Merger" and "Certain Information Concerning the Parent, the Acquiror and Other Affiliates" of the Proxy Statement is incorporated herein by reference.

         (e), (f) Neither Parent, Acquiror nor any executive officer, director or person controlling Parent, Acquiror or any Affiliate has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

         (a)(1)  None.


         (a)(2) The information set forth in the sections entitled "Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled
"Summary--Conflicts of Interest," "--Certain Effects of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest" and "--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.


         (a) The information set forth in the sections entitled "Introduction," "Summary--The Merger," "--Effective Time of the Merger and Payment for Shares," "--Certain Effects of the Merger," "--Conditions to the Merger, Termination and Expenses," "--Rights of Dissenting Shareholders," "The Merger" and "Rights of Dissenting Shareholders" of the Proxy Statement and Appendix A to the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the sections entitled "Introduction," "Summary--Purpose of the Special Meeting," "--Parties to the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" "The Merger--Termination Fee" and "Rights of Dissenting Shareholders" of the Proxy Statement is incorporated herein by reference.


ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.


         (a)-(b) The information set forth in the sections entitled "Summary--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "--Conduct of MedCath's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the section entitled "Special Factors--Conduct of MedCath's Business After the Merger" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled
"Summary--Financing of the Merger," "--Market Prices of Common Stock and Dividends," "The Merger--Financing," "Summary--Conflicts of Interest" and "Special Factors--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled
"Summary--Financing of the Merger," "--Certain Effects of the Merger," "Special Factors--Certain Effects of the Merger," "--Conduct of MedCath's Business After the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (f)-(g) The information set forth in the sections entitled "Summary--Certain Effects of the Merger" and "Special Factors--Certain Effects of the Merger" of the Proxy Statement is incorporated herein by reference.


ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         (a) The information set forth in the sections entitled
"Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Merger--Expenses of the Transaction" of the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in the sections entitled
"Summary--Financing of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.


         (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.


         (a)-(c) The information set forth in the sections entitled "Summary," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Purpose and Reasons of the Affiliates for the Merger" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--The Merger," "--Purpose and Reasons of the Affiliates for the Merger," "--Certain Effects of the Merger," "--Federal Income Tax Consequences," "--Accounting Treatment," "--Financing of the Merger," "--Rights of Dissenting Shareholders," "Special Factors--Background of the Merger"; "--Purpose and Reasons of the Affiliates for the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger," "--Conduct of MedCath's Business After the Merger," "The Merger--Financing," "--Accounting Treatment," "Rights of Dissenting Shareholders," "Federal Income Tax Consequences" and "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.


ITEM 8.  FAIRNESS OF THE TRANSACTION.


         (a)-(b) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Affiliates as to Fairness of the Merger," "--Conflicts of Interest," "--Rights of Dissenting Shareholders," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "--Position of the Affiliates as to Fairness of the Merger," "--Conflicts of Interest" and "Rights of Dissenting Shareholders" of the Proxy Statement are incorporated herein by reference.

         (c) The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "Special Factors--The Special Committee's and the Board's Recommendation," "The Special Meeting--Voting Procedures" and "The Merger--Conditions" of the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--Background of the Merger," "--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Conflicts of Interest," "Special Factors--The Special Committee's and the Board's Recommendation" and "--Conflicts of Interest" of the Proxy Statement is incorporated herein by reference.


         (f)  None.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.


         (a)-(c) The information set forth in the sections entitled "Summary--The Special Committee's and the Board's Recommendation," "--Opinion of Financial Advisor," "Special Factors--The Special Committee's and the Board's Recommendation" and "--Opinion of Financial Advisor" of the Proxy Statement and in Appendix B to the Proxy Statement is incorporated herein by reference.


ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER.


         (a) The information set forth in the sections entitled
"Summary--Conflicts of Interest," "Special Factors--Conflicts of Interest," "Principal Shareholders and Stock Ownership of Management" of the Proxy Statement is incorporated herein by reference.


         (b)  None.

ITEM 11.  CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S
             SECURITIES.

         The information set forth in the sections entitled "Summary--Vote Required," "--Parties to the Merger," "--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Background of the Merger," "--Conflicts of Interest," "--Certain Effects of the Merger" and "The Merger--Financing" of the Proxy Statement is incorporated herein by reference.


ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.


         (a)-(b) The information set forth in the sections entitled "Introduction," "Summary--Vote Required," "--Purpose and Reasons of the Affiliates for the Merger," "--The Special Committee's and the Board's Recommendation," "Special Factors--Purpose and Reasons of the Affiliates for the Merger," "--The Special Committee's and the Board's Recommendation" and "The Special Meeting--Voting Procedures" of the Proxy Statement is incorporated herein by reference.


ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION.


         (a) The information set forth in the sections entitled "Summary--Rights of Dissenting Shareholders" and "Rights of Dissenting Shareholders" of the Proxy Statement and in Appendix C to the Proxy Statement is incorporated herein by reference.


         (b) Not applicable.

         (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION.


         (a) The information set forth in the section entitled "Selected Consolidated Financial Data" of the Proxy Statement and in the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (as amended) and the Unaudited Condensed Consolidated Financial Statements included in the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 1997 and March 31, 1998, which are incorporated by reference in the Proxy Statement, is incorporated herein by reference.

         (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.


         (a) The information set forth in the sections entitled
"Summary--Parties to the Merger," "--Conflicts of Interest," "--Financing of the Merger," "Special Factors--Conflicts of Interest," "The Special Meeting--Proxy Solicitation," "The Merger--Termination Fee," "--Financing" and "--Expenses" of the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in the section entitled "The Special Meeting--Proxy Solicitation" of the Proxy Statement is incorporated herein by reference.


ITEM 16.  ADDITIONAL INFORMATION.

         The entirety of the Proxy Statement is incorporated herein by reference.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.



(b)(1) Opinion of Goldman, Sachs & Co. dated June ___, 1998 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(b)(2) Management's projections for fiscal years 1997 through 2003 provided to Goldman, Sachs & Co., that are summarized in the Preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3).


(c)(1) Agreement and Plan of Merger dated as of March 12, 1998 among MedCath Incorporated, MCTH Acquisition, Inc. and MedCath Holdings, Inc. (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(c)(2) Stockholders Agreement dated as of March 12, 1998 among MedCath Holdings, Inc., MCTH Acquisition, Inc. and the Stockholders named therein (filed as Exhibit (c)(2) to Amendment No. 1 to this
         Schedule 13E-3, which was filed June 2, 1998).

(c)(3) Form of Contribution Agreement among MedCath Holdings, Inc. and the Contributors named therein (filed as Exhibit (c)(3) to Amendment No. 1 to this Schedule 13E-3, which was filed June 2, 1998).


(d)(1)   Preliminary copy of Letter to Shareholders.

(d)(2)   Preliminary copy of Notice of Special Meeting of Shareholders.

(d)(3)   Preliminary Proxy Statement.

(d)(4)   Form of Proxy.

(d)(5) Press Release issued by MedCath Incorporated dated as of March 13, 1998 (incorporated by reference to current report on Form 8-K filed by MedCath on March 23, 1998).

(e) Article 13 of the North Carolina Business Corporation Act (included as Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit (d)(3)).

(f)      Not applicable.

                                   SIGNATURES

                  After due inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                               MEDCATH INCORPORATED


                                               By:   /s/ Stephen R. Puckett
                                                     --------------------------
                                               Name: Stephen R. Puckett
Dated:  June 22, 1998                                  Title: President, Chief Executive Officer and
                                                              Chairman of the Board


                                               MCTH ACQUISITION, INC.

                                               By:   /s/ Paul B. Queally
                                                     --------------------------
                                               Name: Paul B. Queally
Dated:  June 22, 1998                                  Title: Vice President



                                               MEDCATH HOLDINGS, INC.

                                               By:   /s/ Paul B. Queally
                                                     --------------------------
                                               Name:  Paul B. Queally
Dated:  June 22, 1998                                  Title: Vice President

                                               WELSH, CARSON, ANDERSON & STOWE
                                               VII, L.P.

                                               By:   WCAS VII Partners, General Partner

                                               By:   /s/ Paul B. Queally
                                                    --------------------------
                                                    General Partner


                                               By:  /s/ Patrick J. Welsh
------------------------------------------------------------------------------
Dated:  June 22, 1998                               Patrick J. Welsh


                                               By:  /s/ Andrew M. Paul
-------------------------------------------------------------------------------
Dated:  June 22, 1998                               Andrew M. Paul


                                               By: /s/ Stephen R. Puckett
-------------------------------------------------------------------------------
Dated:  June 22, 1998                               Stephen R. Puckett


                                               By: /s/ David Crane
-------------------------------------------------------------------------------
Dated:  June 22, 1998                               David Crane


                                               By: /s/ Charles W. (Todd) Johnson
-------------------------------------------------------------------------------
Dated:  June 22, 1998                               Charles W. (Todd) Johnson


                                               By:  /s/ Richard J. Post
-------------------------------------------------------------------------------
Dated:  June 22, 1998                               Richard J. Post


                                  EXHIBIT INDEX



    EXHIBIT NUMBER      DESCRIPTION                                                                 PAGE NUMBER
    --------------      -----------                                                                 -----------
        (b)(2)          Management's projections for fiscal years 1997 through 2003 provided to Goldman, Sachs & Co. that are summarized in the
                        Preliminary Proxy Statement filed herewith as Exhibit (d)(3).
        (d)(1)          Preliminary copy of Letter to Shareholders.
        (d)(2)          Preliminary copy of Notice of Special Meeting of Shareholders.
        (d)(3)          Preliminary Proxy Statement.
        (d)(4)          Form of Proxy.

                                   EX-(b)(2)
                                 EXHIBIT (b)(2)



MEDCATH INCORPORATED CONSOLIDATED OPERATING RESULTS - MARCH PROJECTION
                                                     YTD ' 98    YTD ' 99     YTD ' 00     YTD ' 01      YTD ' 02     YTD ' 03
                                                     --------    --------     --------     --------      --------     --------

Diagnostic Division                                   36,255      39,068       43,521       47,197        52,057        56,160
Practice Management Division                          29,791      35,281       47,045       55,397        68,167        77,575
Hospital Division                                    119,704     213,698      279,957      335,689       392,448       451,394
Other                                                  2,242       2,242        2,242        2,242         2,242         2,242
                                            -----------------------------------------------------------------------------------
Total Revenue                                        187,992     290,289      372,764      440,525       514,914       587,371
EBITDA                                                45,263      77,170      101,466      120,380       141,803       160,389
D&A                                                   15,639      24,842       30,923       36,481        42,246        48,326
Pre-Opening Costs/Amortization                         7,798       3,600        3,500        3,500         3,500         3,500
Interest                                               9,294      19,072       22,954       24,978        26,423        27,160
Equity in Earnings of Unconsolidated Subs                 10       1,774            2       (1,848)       (4,289)       (7,214)
Minority Interest                                      3,980      11,571       18,360       23,592        29,846        36,160
                                            -----------------------------------------------------------------------------------
Pre-Tax Income                                         8,542      16,312       25,726       33,677        44,078        52,457
                                            ===================================================================================
Net Income                                             5,276       9,951       15,693       20,543        26,887        31,999
                                            ===================================================================================
 Shares                                               12,375      13,200       14,250       15,200        16,250        17,200
EPS                                                   $ 0.43      $ 0.75       $ 1.10       $ 1.35        $ 1.65        $ 1.86

                  Yr. over Yr. Growth
Revenue                                                   70%         54%          28%          18%           17%           14%
EBITDA                                                    58%         70%          31%          19%           18%           13%
Net Income                                               -24%         89%          58%          31%           31%           19%
EPS                                                      -29%         77%          46%          23%           22%           12%
                        Margins
EBITDA                                                    24%         27%          27%          27%           28%           27%
D&A                                                        8%          9%           8%           8%            8%            8%
Pre-Opening Costs                                          4%          1%           1%           1%            1%            1%
Interest                                                   5%          7%           6%           6%            5%            5%
Minority Interest                                          2%          4%           5%           5%            6%            6%
Tax Rate                                                  38%         39%          39%          39%           39%           39%




MEDCATH INCORPORATED CONSOLIDATED OPERATING RESULTS - MARCH PROJECTION
                                                     YTD ' 98    YTD ' 99     YTD ' 00     YTD ' 01      YTD ' 02     YTD ' 03
                                                     --------    --------     --------     --------      --------     --------
                  Balance Sheet Info
"Corporate Cash/(Revolver)"                           24,007      (9,165)     (14,656)     (15,003)       (2,311)       17,376
Cash at Other Divisions                               10,409      16,477       21,355       27,049        32,800        38,860
Net Current Assets                                    22,515      40,765       52,265       64,265        76,665        89,465
Working Capital Receivable - 3 Way Deals               1,900      18,300       26,000       28,800        25,900        22,300
Land                                                  17,883      21,383       24,883       28,383        31,883        35,383
Building                                             131,175     161,877      184,877      207,877       230,877       253,877
Equipment                                            122,329     154,381      183,706      214,531       246,856       280,681
Pre-Opening Costs                                     27,169           -            -            -             -             -
Intangible Assets                                     37,038      40,932       44,591       48,084        51,320        54,369
Less: D&A                                            (49,125)    (58,011)     (87,993)    (123,366)     (164,248)     (211,023)
                                            -----------------------------------------------------------------------------------
Net Capital Assets                                   286,469     320,562      350,065      375,509       396,688       413,287
REIT Debt                                            137,063     166,845      189,584      211,592       232,934       253,702
Equipment Debt                                        71,411      79,833       79,293       75,925        71,595        65,071
Working Capital Debt                                       -           -            -            -             -             -
Convertible Debt                                       4,452           -            -            -             -             -
                                            -----------------------------------------------------------------------------------
Total Debt                                           212,926     246,678      268,877      287,517       304,529       318,773
Additional Cash Equity                                 5,975       6,615        7,255        7,895         8,535         9,175
Equity                                               137,411     147,361      163,054      183,597       210,485       242,484

                  Cash Flow Analysis

EBITDA                                                44,533      77,170      101,466      120,380       141,803       160,389
(Inc.) Dec. in NCA                                   (13,695)    (18,250)     (11,500)     (12,000)      (12,400)      (12,800)
Consolidated Taxes Paid                               (3,266)     (6,362)     (10,033)     (13,134)      (17,190)      (20,458)
Minority Interest                                     (2,565)     (3,319)      (3,696)      (4,010)       (4,421)       (4,771)
Less: Cap. Expenditures                             (112,726)    (70,254)     (59,825)     (61,325)      (62,825)      (64,325)
Less: Pre-Opening Costs                               (7,592)     (3,600)      (3,500)      (3,500)       (3,500)       (3,500)
Less: Acq./New Ops.                                        -        (600)        (600)        (600)         (600)         (600)
Less: Interest on Debt                                (8,315)    (18,018)     (22,118)     (24,386)      (26,104)      (27,111)
Inc. (Dec.) in REIT Principal                         69,930      29,782       22,739       22,008        21,342        20,768
Inc. (Dec.) in Equip. Principal                       49,662       8,422         (540)      (3,368)       (4,330)       (6,524)
Inc. (Dec.) in WC Principal                                -           -            -            -             -             -
Inc. (Dec.) in Acquisition Debt                            -           -            -            -             -             -
Inc. (Dec.) in Convert. Debt                               -      (4,452)           -            -             -             -
Additional Cash Equity                                (1,635)        640          640          640           640           640
                                            -----------------------------------------------------------------------------------
Net Cash Available for Dist.                          14,331      (8,841)      13,032       20,705        32,415        41,707
Cash Distributed to Doctors                           (3,528)     (1,862)      (6,076)     (12,691)      (17,003)      (21,903)
Cash Distributed to MedCath                                -           -          132          132           132         2,343
                                            -----------------------------------------------------------------------------------
Net Inc. (Dec.) in Cash                               10,803     (10,703)       7,088        8,146        15,544        22,147






MEDCATH INCORPORATED CONSOLIDATED OPERATING RESULTS - JUNE PROJECTION

                                              FY ' 97       FY ' 98          FY ' 99       FY ' 00          FY ' 01        FY ' 02
                                              -------       -------          -------       -------          -------        -------

Diagnostic Division                            36,411        37,611           46,502        50,627           56,158         60,766
Practice Management Division                   18,880        22,824           26,965        33,313           37,979         44,878
Hospital Division                              54,037       140,143          278,338       422,770          585,701        757,983
                                    -----------------------------------------------------------------------------------------------
Total Revenue                                 109,328       200,578          351,805       506,710          679,838        863,627
EBITDA                                         28,436        57,462          104,244       152,169          206,063        262,887
D&A                                             8,945        18,123           30,412        42,432           55,285         68,822
Pre-Opening Costs/Amortization                  3,297         8,203           10,500        10,500           10,500         10,500
Interest                                        3,077        12,572           24,985        34,880           42,411         47,863
Minority Interest                               1,614         2,932           13,054        26,048           42,486         60,902
                                    -----------------------------------------------------------------------------------------------
Pre-Tax Income                                 11,503        15,631           25,294        38,309           55,382         74,800
                                    ===============================================================================================
Net Income                                      7,023         9,553           15,447        23,386           33,801         45,646
                                    ===============================================================================================
 Shares                                        11,694        12,175           12,975        14,025           14,975         16,025
EPS                                            $ 0.60        $ 0.78           $ 1.19        $ 1.67           $ 2.26         $ 2.85

             Yr. over Yr. Growth
Revenue                                                          83%              75%           44%              34%            27%
EBITDA                                                          102%              81%           46%              35%            28%
Net Income                                                       36%              62%           51%              45%            35%
EPS                                                              31%              52%           40%              35%            26%
                   Margins
EBITDA                                             26%           29%              30%           30%              30%            30%
D&A                                                 8%            9%               9%            8%               8%             8%
Pre-Opening Costs                                   3%            4%               3%            2%               2%             1%
Interest                                            3%            6%               7%            7%               6%             6%
Minority Interest                                   1%            1%               4%            5%               6%             7%
Tax Rate                                           39%           39%              39%           39%              39%            39%





MEDCATH INCORPORATED CONSOLIDATED OPERATING RESULTS - JUNE PROJECTION

                                              FY ' 97       FY ' 98          FY ' 99       FY ' 00          FY ' 01        FY ' 02
                                              -------       -------          -------       -------          -------        -------
              Balance Sheet Info

Cash                                           46,583        28,697           21,023        27,597           50,535         84,314
Net Current Assets                             17,441        35,741           55,841        77,241           99,841        123,641
Land                                           17,800        30,300           40,800        51,300           61,800         72,300
Building                                       86,898       159,407          228,407       297,407          366,407        435,407
Equipment                                      84,573       140,548          200,523       264,998          333,973        407,448
Pre-Opening Costs                              18,950        28,714                -             -                -              -
Intangible Assets                              28,092        32,092           35,883        39,484           42,945         46,198
Less: D&A                                     (27,376)      (53,103)         (82,606)     (124,039)        (178,184)      (245,659)
                                    -----------------------------------------------------------------------------------------------
Net Capital Assets                            208,937       337,958          423,008       529,150          626,941        715,694
REIT Debt                                      93,729       169,338          240,448       310,868          380,768        450,188
Equipment Debt                                 41,923        80,430          110,956       132,516          143,156        144,463
Working Capital Debt                            8,319         8,319            8,319         8,319            8,319          8,319
Acquisition Debt                                    -             -                -             -                -              -
Convertible Debt                                4,452         4,452                -             -                -              -
                                    -----------------------------------------------------------------------------------------------
Total Debt                                    148,423       262,539          359,723       451,703          532,243        602,970
Additional Cash Equity                          7,940        13,820           19,700        25,580           31,460         37,340
Equity                                        132,179       141,732          157,179       180,565          214,366        260,012


              Cash Flow Analysis

EBITDA                                         28,436        57,462          104,244       152,169          206,063        262,887
(Inc.) Dec. in NCA                             (4,088)      (18,300)         (20,100)      (21,400)         (22,600)       (23,800)
Consolidated Taxes Paid                        (4,480)       (6,096)          (9,864)      (14,940)         (21,599)       (29,172)
Minority Interest                              (2,368)       (2,929)          (3,939)       (4,290)          (4,758)        (5,150)
Less: Cap. Expenditures                      (109,262)     (144,984)        (143,475)     (147,975)        (152,475)      (156,975)
Less: Pre-Opening Costs                        (7,751)       (9,764)         (10,500)      (10,500)         (10,500)       (10,500)
Less: Acq./New Ops.                                 -          (600)            (600)         (600)            (600)          (600)
Less: Interest on Debt                         (3,104)      (12,572)         (24,985)      (34,880)         (42,411)       (47,863)
Inc. (Dec.) in REIT Principal                  58,592        75,608           71,110        70,420           69,900         69,420
Inc. (Dec.) in Equip. Principal                37,731        38,507           30,526        21,560           10,640          1,307
Inc. (Dec.) in WC Principal                         -             -                -             -                -              -
Inc. (Dec.) in Acquisition Debt                     -             -                -             -                -              -
Inc. (Dec.) in Convert. Debt                        -             -           (4,452)            -                -              -
Additional Cash Equity                          3,077         5,880            5,880         5,880            5,880          5,880
                                    -----------------------------------------------------------------------------------------------
Net Cash Available for Dist.                   (3,217)      (17,789)          (6,155)       15,444           37,540         65,433
Cash Distributed to Doctors                         -           (98)          (1,519)       (8,869)         (14,602)       (31,654)
Cash Distributed to MedCath                         -             -                -             -                -              -
                                    -----------------------------------------------------------------------------------------------
Net Inc. (Dec.) in Cash                        (3,217)      (17,887)          (7,674)        6,575           22,938         33,779







MEDCATH INCORPORATED CONSOLIDATED OPERATING RESULTS - DECEMBER PROJECTION
                                                    YTD ' 98        YTD ' 99     YTD ' 00    YTD ' 01      YTD ' 02     YTD ' 03
                                                    --------        --------     --------    --------      --------     --------

Diagnostic Division                                   34,912          37,658       42,040      45,643        50,425       54,446
Practice Management Division                          30,056          35,559       47,337      55,704        68,489       77,913
Hospital Division                                    132,986         239,474      307,549     365,408       425,686      486,936
Other                                                  2,328           2,328        2,328       2,328         2,328        2,328
                                            -------------------------------------------------------------------------------------
Total Revenue                                        200,282         315,018      399,254     469,082       546,927      621,623
EBITDA                                                47,839          84,140      109,472     129,140       151,545      170,788
D&A                                                   16,693          28,674       34,170      39,979        45,994       52,324
Pre-Opening Costs/Amortization                         8,412           3,500        3,500       3,500         3,500        3,500
Interest                                               9,397          24,384       26,942      28,950        30,026       30,096
Equity in Earnings of Unconsolidated Subs                  5           1,289          766        (672)       (2,608)      (5,061)
Minority Interest                                      5,489          10,394       19,415      24,986        32,002       38,870
                                            -------------------------------------------------------------------------------------
Pre-Tax Income                                         7,843          15,898       24,679      32,398        42,632       51,059
                                            =====================================================================================
Net Income                                             4,829           9,698       15,054      19,763        26,005       31,146
                                            =====================================================================================
 Shares                                               12,375          13,200       14,250      15,200        16,250       17,200
EPS                                                   $ 0.39          $ 0.73       $ 1.06      $ 1.30        $ 1.60       $ 1.81

                 Yr. over Yr. Growth
Revenue                                                   81%             57%          27%         17%           17%          14%
EBITDA                                                    67%             76%          30%         18%           17%          13%
Net Income                                               -31%            101%          55%         31%           32%          20%
EPS                                                      -35%             88%          44%         23%           23%          13%
                       Margins
EBITDA                                                    24%             27%          27%         28%           28%          27%
D&A                                                        8%              9%           9%          9%            8%           8%
Pre-Opening Costs                                          4%              1%           1%          1%            1%           1%
Interest                                                   5%              8%           7%          6%            5%           5%
Minority Interest                                          3%              3%           5%          5%            6%           6%
Tax Rate                                                  38%             39%          39%         39%           39%          39%



MEDCATH INCORPORATED CONSOLIDATED OPERATING RESULTS - DECEMBER PROJECTION
                                                    YTD ' 98        YTD ' 99     YTD ' 00    YTD ' 01      YTD ' 02     YTD ' 03
                                                    --------        --------     --------    --------      --------     --------

                  Balance Sheet Info
"Corporate Cash/(Revolver)"                           18,590          (7,069)     (16,802)    (19,997)       (6,841)      11,076
Cash at Other Divisions                               16,424          20,339       25,803      32,039        37,862       44,531
Net Current Assets                                    20,141          42,141       53,841      66,241        79,041       92,241
Working Capital Receivable - 3 Way Deals                 600           7,200       15,700      21,200        22,300       22,300
Land                                                  23,062          26,562       30,062      33,562        37,062       40,562
Building                                             157,281         180,281      203,281     226,281       249,281      272,281
Equipment                                            138,219         167,169      197,994     230,319       264,144      299,469
Pre-Opening Costs                                     28,875               -            -           -             -            -
Intangible Assets                                     24,369          28,258       31,911      35,397        38,627       41,669
Less: D&A                                            (50,612)        (64,913)     (98,136)   (137,001)     (181,625)    (232,391)
                                            -------------------------------------------------------------------------------------
Net Capital Assets                                   321,194         337,357      365,112     388,558       407,489      421,590
REIT Debt                                            167,388         190,470      212,629     234,135       255,077      275,413
Equipment Debt                                        87,209          88,349       85,939      80,465        74,245       67,703
Working Capital Debt                                       -               -            -           -             -            -
Convertible Debt                                       4,452               -            -           -             -            -
                                            -------------------------------------------------------------------------------------
Total Debt                                           259,049         278,819      298,568     314,600       329,322      343,116
Additional Cash Equity                                 9,140           9,780       10,420      11,060        11,700       12,340
Equity                                               136,964         146,662      161,716     181,479       207,484      238,630

                  Cash Flow Analysis

EBITDA                                                47,839          84,140      109,472     129,140       151,545      170,788
(Inc.) Dec. in NCA                                   (14,820)        (22,000)     (11,700)    (12,400)      (12,800)     (13,200)
Consolidated Taxes Paid                               (3,014)         (6,200)      (9,625)    (12,635)      (16,626)     (19,913)
Minority Interest                                     (2,658)         (3,204)      (3,576)     (3,883)       (4,288)      (4,632)
Less: Cap. Expenditures                             (157,581)        (59,450)     (61,325)    (62,825)      (64,325)     (65,825)
Less: Pre-Opening Costs                              (10,786)         (3,500)      (3,500)     (3,500)       (3,500)      (3,500)
Less: Acq./New Ops.                                        -            (600)        (600)       (600)         (600)        (600)
Less: Interest on Debt                                (8,480)        (23,416)     (26,191)    (28,444)      (29,792)     (30,083)
Inc. (Dec.) in REIT Principal                         92,862          23,082       22,159      21,506        20,942       20,336
Inc. (Dec.) in Equip. Principal                       61,131           1,140       (2,410)     (5,474)       (6,220)      (6,542)
Inc. (Dec.) in WC Principal                                -               -            -           -             -            -
Inc. (Dec.) in Acquisition Debt                            -               -            -           -             -            -
Inc. (Dec.) in Convert. Debt                               -          (4,452)           -           -             -            -
Additional Cash Equity                                (1,320)            640          640         640           640          640
                                            -------------------------------------------------------------------------------------
Net Cash Available for Dist.                           3,174         (13,820)      13,345      21,525        34,975       47,469
Cash Distributed to Doctors                             (196)         (1,323)      (9,114)    (12,985)      (14,896)     (24,500)
Cash Distributed to MedCath                                -               -            -           -             -        1,617
                                            -------------------------------------------------------------------------------------
Net Inc. (Dec.) in Cash                                2,978         (15,143)       4,231       8,540        20,079       24,586


